Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

May 14, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 29, 2013
Filed February 21, 2014
File No. 001-03215

Dear Mr. Rosenberg:

Johnson & Johnson is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 2, 2014, with respect to Johnson & Johnson’s Form 10-K filed with the Commission on February 21, 2014 for the fiscal year ended December 29, 2013 (the “Form 10-K”) (SEC File No. 001-03215).

Set forth below is the heading and text of the comment followed by our response:

Exhibit 13
Notes to Consolidated Financial Statements

8. Income Taxes, page 36

1.
You state “The decrease in the 2013 effective tax rate as compared to 2012 was attributable to a tax benefit associated with the write-off of assets for tax purposes associated with Scios Inc., increased taxable income in lower tax jurisdictions relative to higher tax jurisdictions.” Please provide us an analysis that explains:

•
What caused the write-off of assets for tax purposes related to Scios, why the tax benefit was recognized in fourth quarter of 2013, and when the assets were written off for financial reporting purposes; and

•	What caused the increased taxable income in lower tax jurisdictions relative to higher tax jurisdictions and whether you expect this trend to continue?
Response:

•
In 2003, Johnson & Johnson acquired the stock of Scios Inc. (“Scios”) a biopharmaceutical company with a marketed product, NATRECOR®, for cardiovascular disease and research projects focused on auto-immune diseases for approximately $2.5 billion. At the time of the acquisition the fair value purchase price allocation included $1.5 billion for intangible assets, $.4 billion accounted for as Goodwill and $.7 billion as IPR&D, which was expensed upon acquisition with no tax benefit. By 2007, the use of Scios’ main product, NATRECOR®, was significantly restricted leading to impairment charges of $.7 billion realized in the fourth quarter of 2007 for financial reporting purposes

(FAS 142/ASC 350). This impairment charge was not deductible for tax purposes as this acquisition was a stock purchase. The Company continued to amortize the remaining intangibles.

The tax benefit was recognized in the fourth quarter of 2013 due to the requirements of the worthless stock deduction rules under section 165(g) of the Internal Revenue Code. Liabilities incurred by Scios during the fourth quarter of 2013 caused Scios to become insolvent. In addition, Scios’ business was discontinued and Scios was liquidated for tax purposes during the quarter. Scios’ insolvency, its liquidation for tax purposes and the discontinuance of its business during the fourth quarter of 2013 gave rise to a worthless stock deduction under section 165(g) of the Internal Revenue Code in the fourth quarter of 2013. Prior to this event, this benefit was not recognizable for financial reporting purposes, thus, no benefit was recorded until the fourth quarter of 2013 when the benefit became realizable.

•
The mix of taxable income for Johnson & Johnson is primarily a function of where sales occur, where products are sourced and where Research & Development (R&D) is funded. In 2013, sales, either sold in or sourced from lower tax jurisdictions grew at a faster rate than sales either sold in or sourced from higher tax jurisdictions. Trends associated with the mix of where products are sourced or sold are difficult to predict as the mix is impacted by the launch and success of new products and the sales of existing products in new markets. Trends associated with where R&D is funded (and if successful, which entity owns Intellectual Property) is a function of the outcomes of clinical trials which are difficult to predict. For example, in the first quarter of 2014, new product sales in high tax jurisdictions outpaced sales in lower tax jurisdictions resulting in a higher tax rate on earnings (excluding the impacts of tax adjustments not related to current period sales) than the prior period and the prior year. Also during 2013, the Company recognized a gain on the sale of Elan, Inc. shares and reduced research spending related to an Alzheimer’s project in a low tax jurisdiction.

The Company is unable to predict trends in the mix of taxable income as a number of factors impact the mix such as product approvals, launch schedules by market, sourcing locations, full re-launch of Over the Counter Pharmaceutical products in the United States and competition. Also, asset sales, research spending, changing tax rates and currency can have an overall impact on the tax rate of the Company.

19. Selected Quarterly Financial Data, page 50

2.	You disclose that you recognized after-tax charges for net litigation expense of $391 million, $308 million, $720 million and $227 million in each of the four quarters in 2013. Tell us:

•	The nature of these expenses and confirm if they relate to product liability expenses described in your accounting policy;

•	How you determined the pre-tax amount required to be recognized in each quarter and why such amounts were not required to be recognized in an earlier period;

•	Why you are unable to determine an estimate of the possible loss or range of loss beyond the amount already accrued; and

•	Your consideration of disclosing pre-tax amounts for those items disclosed in the notes to the table.

Response:

•
Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information (ASC-450-20-25). The accruals are adjusted periodically as additional information becomes available. The Company accrued expenses in connection with product liabilities in each quarter of 2013. Of the total $1.6 billion of after-tax litigation charges ($2.3 billion pre-tax) incurred in 2013, approximately 95% of the expenses were associated with product liability matters, with one product liability issue accounting for over 70% of the total product liability expenses in 2013.

The largest single product liability matter in 2013 was related to the ASRTM and ASRTM XL Hip (“ASRTM Hip”) sold between 2003 and 2010 by DePuy, Inc. (“DePuy”), a Johnson & Johnson subsidiary. DePuy sold approximately 99,000 ASRTM Hips worldwide, with over 36,000 sold in the United States. In August 2010, DePuy announced a voluntary recall of the ASRTM Hips and accrued estimated liabilities associated with patient monitoring and follow-up. In addition, the Company accrued product liability expenses based on the Kaplan Meier statistical analysis model, which projected the number of revisions using variables such as the number of hips implanted by market, the number of hip revisions performed by market, and the years which have passed since the hips were implanted (among other variables). These revision rates were based on statistical data which is accumulated by third party national registries in Australia and the U.K. For other markets, rates are developed by management by analogy to the U.K. market. These projections were then valued using estimates of per case settlement amounts by market based historical experience with similar claims, reported claims, actual settlements and in-process negotiations by market, where available. The Company has accrued for the ASRTM Hip matter and will continue to monitor each related legal issue and adjust the accrual as might be warranted based on new information and further developments in accordance with ASC-450-20-25.

•
Accrued amounts for the ASRTM Hip matter were adjusted as new information on the number of claimants was updated, new settlements occurred and as settlement negotiations progressed. During each quarter of 2013 the variables used to project these liabilities were updated as follows: in the first quarter, primarily due to updated information for the U.S. (updated revision rates), South Africa and India (updated claims data); in the second quarter, primarily due to new information for the U.S. (additional updates to the revision rates), Italy (additional reported claims) and India (additional reported claims); in the third quarter, primarily due to the establishment of a higher value settlement program in the U.S. with an estimated 8,000 patients participating (resulting in the largest quarterly adjustment); and in the fourth quarter, an adjustment was made to reflect an increase in projected claims.

•
The facts and circumstances in the ASRTM Hip product liability cases are much more developed than other product liability cases. For cases in earlier stages of development, the Company has established accruals if a potential loss is probable and reasonably estimable. The Company accrues an amount based on the best available information. The Company does not, as a matter of course, record an accrual at the low end of a range. Each quarter the expense recorded represents the Company’s best estimate of the liability based on the available information. These amounts can change, and often do, as more information is obtained and as litigation discussions progress. For these and other litigation and regulatory matters for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. These matters can be affected by various factors, including whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; or there are numerous parties involved.

•
Significant pre-tax litigation expenses are currently disclosed by segment on an annual basis in Note 18, Segments of Business and Geographic Areas. In future Form 10-K filings the Company will also provide, within Note 19, Selected Quarterly Financial Data, the pre-tax expense correlating to the after-tax litigation amounts disclosed in Note 19.

As requested, we acknowledge that:

•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1307 with any questions or comments you may have.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer

C: Dominic J. Caruso